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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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9:28 AM
8/2/2024

 Gmail   Danielle Leighton <̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶>

Introducing Mazzy: Fun & Friends for Women in Their Prime!

Danielle Leighton <̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶>   Mon, Aug 12, 2024 at 1:34 PM
To: ̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶
Cc: ̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶

Hi Alana,

I'm thrilled to share a new adventure I've been working hard on for the past 3 years, and I'd love for you to be part of it. It's called **Mazzy**.

We've all felt it—increasing moments of feeling bored, lonely, or like we've lost our spark. As life gets busier and more complex, making new friends and breaking out of our routines becomes tougher. That's where Mazzy comes in. **It's a platform designed to help women in their prime reignite their spark, find new friendships, and bring the fun back into life.**

A few years ago, after selling a previous company, I found myself at a crossroads. Realizing I had spent much of my life following paths that didn't truly light me up, I decided it was time for a change. I left behind a successful career to dedicate myself to something that truly matters—helping women like us rediscover connection, adventure, and joy. That's how Mazzy was born.

I'm now honored to be working alongside my good friend of over 25 years, Anna Lusby, who has been an invaluable partner in bringing this vision to life. Together, we've poured our hearts into building Mazzy from the ground up. We've graduated from an accelerator, rebranded, built a prototype, and now, we're ready to launch—but we need your help.

We've just launched a **Community Round** on **Wefunder**, and we're inviting our customers and biggest supporters to become investors in Mazzy with a minimum investment of **$100** (but you can invest more for some sweet Perks!). This is your chance to own a piece of Mazzy before we open this round to the public.

Here's how you can get involved:

1. **Invest Now:** Seize this opportunity to become an early investor in Mazzy. Support female founders with a social impact mission and share in our future success. Click here to invest today.
2. **Join or Gift Mazzy:** Our presales are live! Be among the first to experience Mazzy or gift it to someone special in your life.
3. **Share the Excitement:** Help us spread the word by forwarding this email or following us Mazzy on social media (links below). Your recommendation can make a huge difference in bringing more women into our community. Let's get this party started!

Your support will help us get Mazzy into the app stores and create a space where women can find new friends, explore fun activities, and rediscover their zest for life. This is more than an investment; it's an invitation to join us on an exhilarating journey and to open up the exciting possibility that the best days are still ahead of us.

Thank you for being a friend, and for considering this opportunity. Let's make this happen...**because fun never gets old**!

XO, Danielle



MAZZY
Because fun never gets old.

DANIELLE LEIGHTON
Founder & CEO
[redacted]
Website | Instagram | Facebook | TikTok

Disclaimer: *Mazzy is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*



Gmail

Danielle Leighton <[redacted]>

A Personal Invitation: Join Me on an Exciting New Adventure ✨

Danielle Leighton <[redacted]> Sat, Aug 10, 2024 at 7:13 AM
To: Lisa Woods <[redacted]>
Cc: [redacted]

Hi Lisa,

I recently reached out to you about our upcoming Wefunder campaign, but I realized that I didn't include some important details and clear next steps for getting involved. I want to make sure everything is above board and clear for you, so here's the scoop:

- **We're Testing the Waters:** While we're getting everything ready, we're currently in the "testing the waters" phase. This means we're gauging interest and gathering feedback before officially launching. We expect to be out of this phase very soon but in the meantime, here's the official disclaimer:

Mazzy is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

- **Your Input Matters:** Your support and feedback mean the world to me. If you're interested in learning more or potentially joining us on this adventure, I'd love to keep you in the loop. Let me know if you have questions or want to chat more, I'm always up for a coffee or a call!
- **Stay Tuned & Follow Us on Socials:** Once we've filed our Form C and are ready to officially launch, I'll be sure to reach out again with more details and next steps. Find us on: Instagram | Facebook | TikTok

Thanks so much for being part of this journey with me.

Talk soon,

Danielle



MAZZY
Because fun never gets old.

DANIELLE LEIGHTON
Founder & CEO
[redacted]
Website | Instagram | Facebook | TikTok

On Wed, Aug 7, 2024 at 4:34 PM Danielle Leighton <[redacted]> wrote:

> Hi Lisa,
>
> I'm reaching out to you today because you've always been there for me as an O.G. supporter and part of my chosen family. Your belief in me has been a source of strength, and today, I'm inviting you to join me on an exciting new adventure: **Mazzy**.
>
> I know we've both felt it lately…that sense of feeling bored, lonely, or maybe like we've lost a bit of our spark. The older we get, the harder it is to make new friends and break out of dull routines, and it often feels like we're stuck in our sweatpants in an endless doom scroll. The loneliness epidemic is no joke, and it's something so many of us are struggling with.
>
> **The Mazzy Story**
>
> Two and a half years ago, I wrote myself a permission slip as an exercise from the book Big Magic by Elizabeth Gilbert. It was part of a transformative moment that set the course for what would become Mazzy. Here's an excerpt from that letter:

Dear Danni, I am your principal and this is your permission slip. You have permission to take as much time as you need to feel better, healed, and inspired. To unapologetically be yourself, to ask for people's time, to have a big personality, to create your own style and path. You have permission to fail. It's okay. You will be okay. To start as many things as you want and not finish any of them. To be seen and heard without fear. To spend more time with people that light you up, to follow your instincts, even when no one else understands, and to be you even when it's weird. You have permission to want great things and an extraordinary life.

This letter was my declaration of self-acceptance and courage. It was about giving myself the freedom to explore, create, and fail—without fear. It guided me through the journey of leaving a successful career, navigating an increasingly complex life, and finally getting in touch with what truly lights me up: Bringing people together for real world fun and connection. Mazzy is the embodiment of that journey.

I'm thrilled to be working alongside my good friend of over 20 years and Cofounder, Anna Lusby. With a career in creative marketing for fast-growing tech startups, Anna has been an invaluable partner in bringing this vision to life. Together, we've poured our hearts into creating a platform that helps women in their prime (like us!) reignite our spark, find new friendships, and embrace the joy of life.

Mazzy is not just an app; it's a mindset. It is a lighthearted experience that helps women step out of their comfort zones, rediscover joy, and connect with others. We all know how tough it can be to make new friends and prioritize our happiness, especially as life gets busier, more isolated, and increasingly complex. Mazzy is here to make it easier, offering the inspiration, community, and the nudge we all need to get out there and live more fully—to have a little more fun.

I've invested 3 years of full-time work, significant personal funds, and countless hours into making Mazzy a reality. Now, I'm asking you to join me and Anna in this journey. We're raising $124,000 on Wefunder to bring this vision to life, and we want you, our closest friends and family, to be in on the ground floor.

Here's how you can help:

1. **Become an Early Investor**: It's time to be the change you want to see by investing in female founders with a social impact venture – not to mention potentially making a giant pile of money (*future projections are not guaranteed*). It's statistically and depressingly proven how underfunded we are—let's change that!

2. **Join or Gift Mazzy**: Presales are live now! Let's build this community from the inside out, be first to experience the magic of Mazzy or gift it to another special lady in your life.

3. **Share:** We need your help to spread the word! Feel free to forward this email. Your recommendation can make a huge difference in bringing more women into our community. By sharing Mazzy, you're giving others the gift of connection and fun. **Let's get this party started!**

Your support will help us get Mazzy into the app stores, creating a space where others like us will find endless ideas for fun things to do, new ways to explore, and new friends to join in the adventure. This is more than an investment; it's an invitation to join an exhilarating journey and open up the exciting possibility that the best days are still ahead of us.

Thank you for being a friend. Let's make this happen...because fun never gets old!

XO

Danni

PS…Don't hesitate! We're offering a sweet 30% discount (better than the upcoming 20% public offer) as a thank you for being with us from the start, but only for a limited time.





MAZZY
Because fun never gets old.

DANIELLE LEIGHTON
Founder & CEO
[redacted]
Website | Instagram | Facebook | TikTok



Gmail

Anna Lusby <[redacted]>

My New Venture!

2 messages

Anna <[redacted]>
To: Amy Allen <[redacted]>

Thu, Aug 8, 2024 at 4:22 PM

Hi Amy!

I know I've mentioned a few things about what I've been working on over the past several months but I'm finally ready to give you the low down! A few months back my good friend Danielle (entrepreneur and adventurer) contacted me to help with an idea that would help bring women in their ~~midlife~~ prime together to have fun.

Over the past few years, I've dealt with loneliness. I've noticed it a lot more since moving away from you! And to be honest, I didn't realize that this problem was so widespread. But in reality, **loneliness is at epidemic proportions** and can actually increase the **risk of death by 29%**! The fact that **59% of women feel lonely** is heartbreaking! Oddly knowing this, I don't feel so alone. But the unpopular reality is that it gets hard to make friends the older we get. YIKES!

Luckily Danielle and I are working on a simple, yet effective solution to this issue— **Mazzy**, your go-to app for fun and friendship, tailored just for you. Mazzy is about connecting with others who share your passions, breaking away from the routine to experience those unexpected moments of joy and laughter, and finding yourself.

The market for the Mazzy app is massive! Our TAM (total addressable market) in the US market is $105B, and the CAGR (compound annual growth rate) is 26.2%. We have a $150 annual membership per customer and expect to hit $30mil in ARR (annual recurring revenue) in three years. Side note, any projections are speculatory and not guaranteed (Wefunder makes me say that).

Danielle and I have been working hard. We've graduated from an accelerator program, hired a design agency, completed a total rebrand, built a website, conducted interviews, hosted events, built a prototype, assembled an advisor board, and grown Mazzy into what it is today. Phew!

We have a prototype and are fundraising so we can work on the next phase of building the app to bring it to life. the Mazzy app has hundreds of offbeat outings and fun things to do, and we are actively building our community. But we need help.

We are kicking off a Wefunder campaign to crowdfund investment capital. There are many ways you can help:

1. **Become an early investor**: By monetarily investing in Mazzy, you will be an active part of the change you want to see in this often invisible demographic.
2. **Join or gift a Mazzy membership**: Presales are open now! You can snag a spot and help build this community. You can also purchase a membership as a gift for friends!

3. **Share Mazzy with the masses:** Please, spread the word! Again, we are building a community and we would love for you to share this with your friends! This is one of the most crucial and helpful things you can do!

However you can help, I am truly grateful for your support and can't wait to have you join this exciting journey to empower women in their ~~midlife~~ prime.

Because fun never gets old!

XO,

Anna



ANNA LUSBY
Co-Founder & CMO

Instagram | Facebook | TikTok

Anna <████████████████████>   Mon, Aug 12, 2024 at 1:22 PM
To: Amy Allen <█████████████████████>

Hi Amy!
Like I said in my text, I am so thankful to have you have a friend. Thank you so much for all your support and for investing in not only Mazzy but in me. It means a lot!

There was one thing I forgot to mention about our raise. Mazzy is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Let me know if you have any questions!

XO,
Anna



ANNA LUSBY
Co-Founder & CMO

Instagram | Facebook | TikTok

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